AGENIX

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

07023195

SUPPL

SEC#82-5258

17 April 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 16 and 17 April 2007.

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

Tony Finn
Joint Company Secretary

AGENIX

16 April 2007

Agenix Announces Rights Issue to Raise $6.72 Million

After closing of trading today Agenix Limited (**ASX;AGX**) lodged a prospectus for an underwritten non-renounceable rights issue (**Rights Issue**) to raise $6.72 million (before the costs of the issue).

Rights Issue

The Rights Issue will offer 1 new share for every 4 shares held at the record date (26 April 2007) at an issue price of $0.11 each with one attached New Option exercisable at $0.30 for every 3 New Shares subscribed for.

The closing date for acceptance is 14 May 2007.

The Rights Issue is underwritten by Overseas Alliance Financial Limited.

Issue Proceeds

The proceeds will be used to fund the sales and marketing launch of SHRG's anti-hepatitis B virus drug, which is expected to commence in the second half of calendar year 2007.

Appendix 3B

An Appendix 3B in respect of the shares to be issued under the Rights Issue accompanies this announcement.

END

For more information, please contact:

Mr Tony Finn
Joint Company Secretary
Agenix Limited
Ph: 61 7 3370 6311

Agenix Limited
(ABN 58 009 213 754)
7 Durbell Street
Acacia Ridge QLD 4110
Australia
Tel: +61 (0) 7 3370 6396
Fax: +61 (0) 7 3370 6370

16 April 2007

Dear Optionholder

Agenix Limited - pro-rata non-renounceable rights issue

Today Agenix announced to ASX that it is undertaking a pro-rata non-renounceable rights issue to raise approximately $6.7 million (before costs of the issue) through the issue of 61,121,205 shares at $0.11 each with one attached New Option exercisable at $0.30 for every 3 New Shares subscribed for. The rights issue is underwritten by Overseas Alliance Financial Limited.

Qualifying Shareholders

Only those shareholders with registered addresses in Australia, New Zealand, Singapore and Hong Kong will be entitled to participate in the rights issue (**Qualifying Shareholders**). Agenix has determined that it is unreasonable to make offers to other than Qualifying Shareholders having regard to the number of shareholders outside of Australia, New Zealand, Singapore and Hong Kong, the number and value of the shares that would be offered and the cost of complying with legal and regulatory requirements outside of those countries.

The rights issue

The rights issue is an offer to Qualifying Shareholders of one new ordinary share at an issue price of $0.11 for each four ordinary shares held by each such shareholder at 7.00pm on 26 April 2007 (**Record Date**).

The rights issue is non-renounceable, which means that entitlements cannot be sold or otherwise transferred.

Optionholders' participation in the rights issue

Optionholders cannot participate in the rights issue, with respect to their options, without exercising those options prior to the Record Date. Check the terms and conditions of your options to determine whether those options may be exercised prior to the Record Date.

If notice of exercise (together with payment) in accordance with the option terms is not received by the Company before 5.00pm on Thursday 26 April 2007, shares issued in accordance with any exercise may not be recorded in the Company's register of members by the Record Date and will not be entitled to participate in the rights issue.

Applications

Optionholders who become shareholders by exercise of their options prior to the Record Date will be mailed a prospectus accompanied by a personalised entitlement and acceptance form to subscribe for new shares under the rights issue. To participate in the rights issue, Qualifying Shareholders must complete and return the entitlement and acceptance form accompanied by the relevant payment to the Registry as described in the prospectus.

Purpose of the rights issue

The purpose of the rights issue is to fund the sales and marketing launch of SHRG's anti-hepatitis B virus drug and to fund SHRG's other working capital requirements.

Additional information

If you have any queries at this time, please contact Agenix on (07) 3370 6396.

Yours sincerely

Ravindran (Ravi) Govindan
Chairman

AGENiX

Agenix Limited

ABN 58 009 213 754

Prospectus

A 1 for 4 non-renounceable pro rata entitlement offer at $0.11 per New Share, together with one attached New Option exercisable at $0.30 for every three New Shares

An invitation to apply for Additional Shares

Fully Underwritten by Overseas Alliance Financial Limited

If you are a Qualifying Shareholder, this is an important document that requires your immediate attention. It should be read in its entirety. If, after reading this Prospectus you have any questions about the securities being offered under this Prospectus or any other matter, you should contact your stockbroker, accountant or other professional adviser.

An investment in New Shares offered under this Prospectus should be considered as speculative.

Table of contents

Key Offer Details

*Number of New Shares to be issued under the Offer	61,121,205
Offer Price	$0.11
Qualifying Shareholders' Entitlement	1 New Share for every 4 Shares, with one attached New Option for every three New Shares
*Amount to be raised under the Offer (before Offer costs)	$6,723,333
*Number of New Options to be issued under the Offer	20,373,735

* *Assuming that no Shares are issued pursuant to the exercise of existing options on or before the Record Date*

Important Dates

Lodgement of Prospectus with ASIC and announcement of Offer	16 April 2007
Record Date	7:00pm 26 April 2007
Opening Date	2 May 2007
Closing Date – last date for acceptance and payment in full	5:00pm 14 May 2007
Deferred trading commences	15 May 2007
Allotment and issue of New Shares and New Options	21 May 2007
Despatch date of holding statements	21 May 2007
Normal trading of New Shares and New Options	22 May 2007

The dates above and other dates referred to in this Prospectus (except the date of this Prospectus) are indicative only and subject to the Listing Rules and the Corporations Act, the Company in consultation with the Underwriter, reserves the right to change any date, including to extend the Closing Date of the Offer or to close the Offer early without prior notice.

Important Notice

This Prospectus is dated 16 April 2007 and was lodged with ASIC on that date. Neither ASIC nor ASX take any responsibility for the content of this Prospectus or the merits of the investment to which it relates. The Offer is made only to those Shareholders with registered addresses in Australia, New Zealand, Singapore and Hong Kong and only those Qualifying Shareholders will be offered an Entitlement.

In respect of Qualifying Shareholders with registered addresses in:

- Singapore, this Prospectus has not been nor will it be registered with the Monetary Authority of Singapore as this Offer is an offer of securities which falls within section 273(1)(ce) and/or (cg) of the Securities and Futures Act (Chapter 289); and
- Hong Kong, please note the contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

This Prospectus does not constitute an Offer in any place in which or to persons to whom it would not be lawful to make such an Offer. In particular, this Prospectus does not constitute an Offer to Non Participating Foreign Holders.

No New Shares will be issued on the basis of this Prospectus after the expiry date, which is 13 months after the date of this Prospectus.

This is a Prospectus for an Offer of continuously quoted securities (as defined in the Corporations Act) of Agenix and has been prepared in accordance with section 713 of the Corporations Act. Accordingly, this Prospectus does not contain the same level of disclosure as an initial public offering prospectus.

No person is authorised to give any information or make any representation in connection with the Offer which is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied on as having been authorised by the Company, the Directors or the Underwriter.

You should read this Prospectus in its entirety before deciding to complete and lodge an Acceptance and Entitlement Form and, in particular, in considering the prospects of the Company, you should consider the risk factors that could affect the Company's financial performance. You should consider these factors in the light of your personal circumstances (including financial and taxation issues). Some of the risk factors that should be considered by potential investors are outlined in

section 3 of this Prospectus. If you have any questions you should seek professional advice from your stockbroker, accountant or other professional adviser before deciding to invest.

Investment highlights

Opportunity to acquire New Shares together with one attached New Option for every three New Shares, in Agenix at $0.11, equal to the last trading price on 13 April 2007.

The proposed acquisition of two related private companies established in the People's Republic of China: namely Shanghai Rui Guang Bio-Pharma Development Co., Ltd (**SHRG**), which is engaged in the development of a pipeline of anti-viral drugs, and Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd (**YSY**), which will manufacture drugs developed by SHRG and other parties.

The most developed product is an anti-hepatitis B virus drug which has successfully completed Phase III clinical trials and is expected to be launched on the Chinese market in the second half of calendar year 2007, subject to final approval being obtained from the State Food & Drug Administration of the People's Republic of China.

SHRG also has an existing product pipeline of other proprietary products in pre-clinical development, including another anti-hepatitis B virus drug as well as separate drugs showing efficacy against HIV, colon cancer and liver cancer.

Offer at a glance

A 1 for 4 non-renounceable entitlement offer at $0.11 per New Share to raise approximately $ 6.72 million (before Offer costs).

One attached New Option for every three New Shares subscribed for.

An invitation to apply for Additional Shares at $0.11 each up to the extent of any shortfall.

Proceeds of the Offer will fund the sales and marketing launch of SHRG's anti-hepatitis B virus drug, which is expected to commence in the second half of calendar year 2007.

Offer closes at 5.00 pm Brisbane time on 14 May 2007.

Risks

Risk factors that should be considered by Shareholders are outlined in Section 3 of this Prospectus. You should consider these factors in light of your personal circumstances (including financial and taxation issues). If you have any questions , you should seek professional advice from you stockbroker, accountant or other professional adviser before deciding to invest.

Letter from the Chairman

Dear Shareholder

On behalf of the Board of Agenix Limited it is with great pleasure that I am able to provide you with this opportunity to participate in the continuing development of the Company.

The Directors place great importance on shareholders participating in this fund raising at a pivotal commercialisation stage in the Company's development.

The Directors believe that the proposed acquisition of SHRG will provide a platform for future growth. In addition to SHRG's anti-hepatitis B virus drug, the company has a deep product development pipeline. Together with the GMP-certified manufacturing facility and distribution network being created, the opportunity exists to create a strong bio-pharmaceutical group in China.

The Company is seeking to raise up to approximately $6.72 million to fund the sales and marketing launch of SHRG's anti-hepatitis B virus drug, which is expected to commence in the second half of calendar year 2007 by making a non-renounceable pro rata entitlement offer and an invitation to apply for Additional Shares to Qualifying Shareholders.

The Offer is underwritten by Overseas Alliance Financial Limited (OAFL).

OAFL is a Malaysian based investment group and it is understood that OAFL will not be seeking to sub-underwrite any part of the rights issue to other parties and hopes to become a long term Agenix shareholder.

The details of the Offer and its effect on the Company are set out in this Prospectus. Under the terms of the Offer, Qualifying Shareholders are entitled to subscribe for one New Share at $0.11 for every four Shares they currently hold.

This entitlement is non-renounceable which means that Entitlements cannot be sold on ASX. Entitlements not taken up will lapse on the Closing Date and will form part of the shortfall and be dealt with in accordance with section 1.5 of this Prospectus and the underwriting agreement.

On behalf of the Board, I look forward to your continuing support at this exciting time for the Company.

Yours faithfully,

....

Ravindran (Ravi) Govindan
Chairman
Agenix Limited

How to accept

- The Offer extended to each Qualifying Shareholder is the right to subscribe for one New Share at the Offer Price for every four Shares in their name on the Register on the Record Date, together with one attached New Option for every three New Shares.
- Qualifying Shareholders may also apply for Additional Shares.

Action required by Qualifying Shareholders

- Review this Prospectus and make your investment decision carefully. If you decide to take up all or part of your Entitlement, please complete the attached Entitlement and Acceptance Form.
- Use the addressed envelope enclosed with this Prospectus to post the Entitlement and Acceptance Form with full payment to the Registry.
- The Entitlement and Acceptance Form with full payment must be received by the Registry by the Closing Date, 5.00pm on 14 May 2007. Applications received after that date may not be accepted.
- Further information on action required by Qualifying Shareholders is detailed in sections 1.4 and 1.6.

Contacts	Telephone
Agenix Limited	(07) 3370 6396
Computershare Investor Services Pty Ltd	1300 552 270

1 Details of the Offer

1.1 The Offer

Agenix is offering to Qualifying Shareholders by way of a non-renounceable pro rata entitlement offer, one New Share for every four Shares recorded on the Register as at 7.00pm Brisbane time on 26 April 2007 (the **Record Date**), at an issue price of $0.11 per New Share, together with one attached New Option for every three New Shares. Approximately $6.72 million will be raised under the Offer, before costs.

A Qualifying Shareholder is a Shareholder who at the Record Date has a registered address in Australia, New Zealand, Singapore or Hong Kong.

Fractional entitlements to New Shares will be rounded down to the nearest whole number and for this purpose, holdings in the same name will be aggregated for calculation of Entitlements.

The Entitlement of each Qualifying Shareholder under the Offer will be shown on the personalised Entitlement and Acceptance Form accompanying this Prospectus. If you are a Qualifying Shareholder and did not receive your personalised Entitlement and Acceptance Form, please call the Registry on 1300 552 270 or your stockbroker or professional adviser.

1.2 Offer is non-renounceable

The Offer is non-renounceable, which means that your Entitlement cannot be sold or transferred.

1.3 Offer is underwritten

The Offer is underwritten by Overseas Alliance Financial Limited. Any portion of the Entitlements that is not accepted will lapse and (subject to allocations of applications for Additional Shares and the underwriting agreement) the Underwriter will subscribe for the New Shares not accepted.

The terms and conditions of the underwriting agreement, including termination rights, are summarised in section 5.3 of this Prospectus.

1.4 How to accept the Offer

Acceptance of the Offer must be made on the Entitlement and Acceptance Form attached to or accompanying this Prospectus. Acceptance of your Entitlement may be for any number of New Shares but must not exceed your Entitlement as shown on that form. If it does, your acceptance will be deemed to be for your full Entitlement.

To accept your Entitlement in full:

- complete the Entitlement and Acceptance Form, filling in the details in the spaces provided; and
- attach your cheque for the amount indicated on the Entitlement and Acceptance Form.

To accept your Entitlement in part:

- fill in the number of New Shares you wish to accept in the space provided on the Entitlement and Acceptance Form; and
- attach your cheque for the appropriate Application Monies (at $0.11 per New Share).

If you do not wish to accept your Entitlement

If you do not wish to accept all or part of your Entitlement, you do not have to do anything and your Entitlement will automatically lapse. You will receive no payment for your lapsed Entitlement. You cannot sell or transfer your Entitlement to another person.

The Underwriter and the Company reserve the right to reject any Entitlement and Acceptance Form that is not correctly completed.

1.5 Additional Shares

Qualifying Shareholders may also apply for more than their Entitlement. To apply for Additional Shares, complete the 'Additional Shares' section on the Entitlement and Acceptance Form.

Qualifying Shareholders may apply for Additional Shares that may be issued from any shortfall under the Offer. The Company in its sole discretion reserves the right to scale back or reduce to zero the number of Additional Shares applied for by any Qualifying Shareholder.

Additional Shares will not be issued to Qualifying Shareholders where to do so would involve a breach of the Listing Rules or any applicable law.

1.6 How to apply for Additional Shares

To accept your Entitlement in full and apply for Additional Shares:

- complete the Entitlement and Acceptance Form, filling in the details in the spaces provided; and
- fill in the number of Additional Shares you wish to apply for in the Entitlement and Acceptance Form; and
- attach your cheque for the appropriate amount (at $0.11 per New Share).

The Company reserves the right to reject any Entitlement and Acceptance Form that is not correctly completed.

1.7 Payment

Use the enclosed envelope to post your completed Entitlement and Acceptance Form, accompanied by full payment in Australian currency by a cheque drawn on an Australian bank or bank draft, in each case payable to '**Agenix Limited Shareholder Account**' and crossed '**Not Negotiable**' to the following address:

Computershare Investor Services Pty Ltd	
Level 19, 307 Queen Street	GPO Box 523
BRISBANE QLD 4000	BRISBANE QLD 4001

1.8 Application Monies

The Company is entitled to retain any interest paid on Application Monies, whether or not allotment and issue of the New Shares takes place. If quotation of the New Shares and New Options is not granted by ASX, no New Shares will be allotted and Application Monies will be refunded to Applicants without interest within the time prescribed under the Corporations Act.

1.9 Closing Date

Your completed Entitlement and Acceptance Form and payment must reach the Registry no later than 5.00 pm Brisbane time on 14 May 2007.

1.14 Purpose of the Offer

The purpose of the Offer is to raise funds for the sales and marketing launch of SHRG's anti-hepatitis B virus drug, which is expected to commence in the second half of calendar year 2007.

On successful completion of the Offer the Company will have sufficient working capital and funds to carry out the sales and marketing launch of SHRG's anti-hepatitis B virus drug.

1.15 Use of funds

The funds raised by the Offer will initially be applied as follows:

Use of funds	$M
• Sales and marketing launch of SHRG's anti-hepatitis B virus drug	6.72
Total	**6.72**

Costs of the Offer will be paid from existing cash reserves.

1.16 Capital structure after Offer

Shares

The following table sets out the Company's current capital structure and its capital structure immediately following the successful completion of the Offer, assuming that none of the existing options on issue are exercised prior to the Record Date.

Share capital	Shares
Shares on issue at the date of this Prospectus	236,984,820
Placement shares yet to be issued[1]	7,500,000
New Shares offered under this Prospectus[2]	61,121,205
SHRG acquisition completion shares[3]	36,458,333
Shares on completion of Offer[2]	**342,064,358**

Note 1: Share yet to be issued under the private placement to institutional and sophisticated investors announced 28 March 2007.

Note 2: Subject to rounding and assuming that no Shares are issued pursuant to the exercise of existing options on or before the Record Date.

Note 3: Proposed completion shares to be issued to SHRG Vendors following shareholder approval at the EGM on 17 April 2007. These shares will not participate in the rights issue. Further options over shares will be issued to SHRG Vendors as outlined in the Notice of Meeting.

Options

Additionally, the Company has and will have on successful completion of the Offer 20,373,735 listed New Options and the following unlisted options on issue, assuming that none of the existing options on issue are exercised prior to the Record Date or before completion of the Offer. Options which have vested (marked *) may be exercised before the Record Date:

Option issue	Option category	Number of options	Grant date	Vesting date	Expiry date	Exercise price $
Options on issue						
OP7*	Employee options	1,023,200	20 July 2001	19 July 2003	20 July 2007	0.3228
OP8*	Employee options	465,000	14 March 2003	25 July 2004	25 July 2008	0.3328
O10*	Employee options	850,000	6 October 2003	21 July 2005	21 July 2009	0.4128
O15*	Options	250,000	27 December 2002	22 September 2004	22 September 2009	0.3928
O16*	Employee options	953,250	21 September 2004	21 July 2006	21 July 2010	0.6728
O17*	Employee options	1,250,000	18 November 2004	18 November 2006	18 November 2010	0.5428
O18	Employee options	1,354,500	31 August 2005	21 July 2007	21 July 2011	0.2928
O19	Options	200,000	1 January 2006	1 January 2006	1 January 2012	0.4000
O20	Employee options	1,496,250	31 August 2006	21 July 2008	21 July 2012	0.2200
O21A	Employee options	3,000,000	20 November 2006	15 December 2008	15 December 2011	0.5300
O21B [a]	Employee options	1,000,000	20 November 2006	15 December 2008	15 December 2011	0.5300
O22	Employee options	500,000	20 November 2006	21 July 2008	21 July 2012	0.2500
		12,342,200				
Options approved by shareholders, but are yet to be issued						
NL1 [b]	Employee options	500,000	20 November 2006	21 July 2009	21 July 2013	tba
NL2 [b]	Employee options	500,000	20 November 2006	21 July 2010	21 July 2014	tba
		1,000,000				
Options to be issued to SHRG Vendor's as part of the SHRG acquistion						
SH1	Milestone options	53,125,000	Milestone achievement	Milestone achievement	20 April 2012	0.0000
SH2	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.3000
SH3	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.4000
SH4	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.5000
SH5	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.6000
SH6	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.7000
		68,125,000				
Options to be issued to shareholders particpating in 1:4 rights issue						
RI1	Rights issue options	20,373,735	8 May 2007	8 May 2007	30 June 2011	0.3000
		20,373,735				
Proposed options to be issued to the Managing Director						
NL3 [C]	Employee options	2,935,500	tba	17 April 2008	17 April 2009	tba
		2,935,500				
Options to be issued to the senior management team						
G11 [d]	Employee options	5,064,500	17 April 2007	17 April 2008	17 April 2009	tba
		5,064,500				
		109,840,935				

Notes:

* Denotes options that have vested prior to the date of this Prospectus, totalling 4,791,450 options.

a) Options approved and issued to Mr Neil Leggett on 20 November 2006. These options only vest if the Company's average closing share price is greater than $1.26 for a continuous 3 month period prior to the end of the term of Mr Leggett's employment contract on 15 December 2008.

b) Options approved by shareholders for issue to Mr Neil Leggett on 21 July 2007 and 21 July 2008 in conjunction with the annual Employee Option Plan. The exercise price under the plan rules is the average closing price of Agenix fully paid ordinary shares for the 20 trading days prior to 21 July each year.

c) Proposed options to be issued to Mr Neil Leggett as Managing Director, following shareholder approval at the next general meeting of shareholders held after 17 April 2007.

d) Options to be issued to Agenix senior management under the Employee Option Plan.

1.17 Optionholders

Existing optionholders will not be entitled to participate in the Offer unless they:

- have become entitled to exercise their existing options under the terms of their issue and do so and are registered on the Register prior to the Record Date; and
- participate in the Offer as a result of being a holder of Shares registered on the Register before 7.00pm Brisbane time on the Record Date.

If all existing optionholders whose options have vested elect to exercise their options prior to the Record Date and participate in the Offer, a further 1,197,863 New Shares and 399,288 New Options may be issued under this Prospectus.

1.18 Overseas Shareholders

The Offer is made only to those Shareholders with registered addresses in Australia, New Zealand, Singapore and Hong Kong and only those Qualifying Shareholders will be offered an Entitlement.

In respect of Qualifying Shareholders with registered addresses in:

- Singapore, this Prospectus has not been nor will it be registered with the Monetary Authority of Singapore as this Offer is an offer of securities which falls within section 273(1)(ce) and/or (cg) of the Securities and Futures Act (Chapter 289); and
- Hong Kong, please note the the contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

All Shareholders who are not Qualifying Shareholders are Non-Participating Foreign Holders. Agenix has decided that it is unreasonable to make offers under this Prospectus to Non-Participating Foreign Holders having regard to the number of Shareholders in those places, the number and value of the New Shares they would be offered and the cost of complying with the legal and regulatory requirements in those places. Accordingly, the Offer is not being extended to, and no New Shares will be issued to, Non-Participating Foreign Holders. This Prospectus is sent to those Shareholders for information purposes only.

The distribution of this Prospectus in jurisdictions outside Australia, New Zealand, Singapore and Hong Kong may be restricted by law and persons who come into possession of the Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities law.

1.19 Market Price of Shares

The highest and lowest market sale price of the Company's Shares on ASX during the three months immediately preceding the date of issue of this Prospectus, the monthly volume weighted average price (**VWAP**) and the last market price on the last day of trading before lodgement is set out below:

3 month high	3 month low	Last market sale share price on 13 April 2007
$0.165	**$0.100**	**$0.110**

Month	March 2007	February 2007	January 2007
VWAP	$0.114	$0.150	$0.142

1.20 Investment risks

Investors should carefully read the section on Risk Factors in section 3 of this Prospectus. An investment of this kind involves various risks, a number of which are specific to the Company and the industry in which it operates. An investment should be regarded as speculative.

1.21 Taxation

It is the responsibility of all Applicants to satisfy themselves of the particular tax consequences that applies to them by consulting their own professional tax advisers. Neither the Company nor any of its officers, employees or agents, nor its taxation or other advisers accept any liability or responsibility in respect of taxation consequences connected with the Offer.

1.22 Enquiries

If you are uncertain about any matter, including whether the Offer is a suitable investment for you, you should seek professional advice from your stockbroker, lawyer, accountant or other professional adviser.

2 Overview of the Company and its operations

2.1 Background

Agenix Limited is a company limited by shares that is incorporated and domiciled in Australia. On completion of the SHRG Acquisition, its operations and structure will be as follows.


Agenix Limited
Agenix Bio-Pharmaceutical (Shanghai)
AGEN Biomedical
YSY (Manufacturing facility)
SHRG (Product pipe-line of anti-viral drugs in development)
Protein therapeutic/Monoclonal antibody development (including ThromboView)

Agenix Bio-Pharmaceutical (Shanghai) is the wholly owned foreign enterprise to be registered by the Company in the People's Republic of China as holding company for SHRG and YSY.

2.2 Principal activities

§ The principal activities of Agenix currently are development and commercialisation of ThromboView® a molecular imaging test which is currently undergoing clinical trials in an effort to prove that it can identify blood clots such as deep vein thrombosis (DVT) or pulmonary embolism (PE).

§ On completion of the SHRG Acquisition, the Company will also have access to YHD and a pipeline of bio-pharmaceutical products described in sections 2.3 and 2.4 of this Prospectus.

2.3 Strategy

The Company has previously announced its strategy to rationalise and/or dispose of non core businesses and to invest the funds generated from those sales to broaden its product development pipeline, including through the acquisition of new programs.

During 2006 and 2007, in accordance with that strategy, the Company proceeded with the disposal of the distribution rights and intellectual property of its animal health business and of its human health diagnostics products and related intellectual property.

The SHRG Acquisition will provide the Company with an additional pipeline of bio-pharmaceutical products, including YHD an anti-hepatitis B virus drug which has successfully completed Phase III clinical trials and a development pipeline of other proprietary drugs in pre-clinical development, which include another anti-hepatitis B virus drug and other separate drugs, respectively showing efficacy against HIV, colon cancer and liver cancer.

It is not expected that the SHRG Acquisition will be cash flow positive or contribute to profits in the financial year ended 30 June 2007. The Directors believe that the acquisition is important to the company's strategic development, that it will become cash flow positive and profitable during the financial year ending 30 June 2008 and will generate increased revenue and profit during subsequent financial years. However, while the Directors are not able at this time to give any meaningful or reliable estimate of the revenue or profits the SHRG Acquisition may contribute, they believe that the acquisition is important strategically to the Company's future development and that it will become cash flow positive and profitable during the financial year ending 30 June 2008 and will generate increased revenue and profits during subsequent financial years. Refer to section 3.2 of this Prospectus for information concerning some of the risks associated with the SHRG Acquisition and operating in the People's Republic of China.

2.4 SHRG

Overview

SHRG was established in Shanghai in 2002. It is a late clinical stage bio-pharmaceutical company providing anti-viral and anti-tumour medical solutions for the Asian market. SHRG is primarily involved in the research and development, manufacturing, regulatory approval and sales and marketing of pharmaceuticals. SHRG's first product **YHD** is a digestible nucleotide analogue anti-hepatitis B virus tablet known as YouHeDing (an adefovir dipivoxil tablet), which is designed to treat adult patients with chronic hepatitis B virus and is planned to be commercially launched in the second half of calendar 2007.

SHRG has signed a letter of intent for a distribution partnership with Sinopharm Medicine Holdings Co., Ltd, which is a subsidiary of China National Pharmaceutical Group Corporation.

The anti-hepatitis B virus tablet will be manufactured by YSY, which the Company will acquire as part of the SHRG Acquisition.

The market

It is estimated that China currently has approximately 130 million hepatitis B carriers, of which approximately 30 million seek treatment as patients. 34% of all global chronic hepatitis B patients reside in China. In addition there are two to three million new patients diagnosed annually.

Hepatitis B is in the top 3 infectious diseases in China and approximately 35% of chronic hepatitis patients die of cirrhosis or liver cancer.

Expected Developments in the next 12 months

Expected developments by the Company in the next 12 months are as follows:

Event	Date
SFDA approval for market launch	Mid calendar year 2007
First revenue generated from YHD	Second half of calendar year 2007

A glossary of technical terms is included in section 7 of this Prospectus.

2.5 Funding strategy

The funds provided by this Offer, together with net cash inflows from the rest of the Company's activities, will enable the Company to fund the sales and marketing launch of SHRG's anti-hepatitis B virus drug, which is expected to commence in the second half of calendar year 2007, as well as fund SHRG's other working capital requirements. Refer to section 1.15 of this Prospectus for information concerning the use of funds to be raised by this Offer.

The Company is also seeking approval from Shareholders at the EGM to issue up to 100 million fully paid ordinary shares or a combination of equity securities which on conversion or exercise equal up to 100 million fully paid ordinary shares, as set out in resolution 2 of the Notice of Meeting.

The amount which may be raised under that issue will depend on the issue price of those Shares or equity securities, which will be determined in accordance with the Listing Rules and be based on the five day average share price prior to the date of issue, which will be within 90 days of the EGM.

3 Risk factors

3.1 Overview

There are a number of factors, both specific to the Company and of a general nature, which may affect the future operating and financial performance of the Company, the industry in which it operates and the outcome of an investment in the Company. There can be no guarantee that the Company will achieve its stated objectives or that forward-looking statements will be realised.

This section describes certain, but not all, risks associated with an investment in the Company. Each of the risks set out below could, if it eventuates, have a material adverse impact on the Company's operating performance, profits and the value of its Shares, the New Shares and the New Options.

Before deciding to invest in the Offer, Qualifying Shareholders should read this entire Prospectus and the risk factors that could affect the financial performance of the Company.

Qualifying Shareholders should specifically consider the factors contained within this section in order to fully appreciate the risks associated with an investment in the Company. You should carefully consider these factors in light of your personal circumstances and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest.

3.2 Specific risk factors

In addition to the general risks set out in section 3.3, the Directors believe that there are a number of specific factors that should be taken into account before investors decide whether or not to apply for New Shares.

Completion of the SHRG Acquisition risk

Approval of the SHRG Acquisition

There is a risk that Shareholders will not approve the SHRG Acquisition at the EGM. A significant amount of the Company's revenue growth is expected to be derived from SHRG in the future. If Shareholder approval is not obtained, that growth may be difficult to obtain from other sources.

Integration

There is an inherent risk in the acquisition of any businesses that the transition to new ownership and its integration may not proceed as expected. The Company intends to acquire SHRG and may make future acquisitions of business that fit its business profile and core competencies. There are operational and financial risks in growth through acquisition including (but not limited to), continuity or assimilation of operations or personnel, burdening the Company's management resources and adverse impairment of relationships with employees, suppliers and customers of the acquired business as a result of changes in ownership and management.

Risks of business in the People's Republic of China

Timing of revenues

Typical business delivery cycles in China are much slower than in Australia, even against contracted delivery schedules. As a result, cash flow may be unpredictable. There can be long delays in actual performance against contracted performance with limited effective

remedies. As China evolves into a more western type economy, there may be increasing risks with private sector as opposed to public sector clients. There are also commercial and contractual risks operating under a different legal environment.

Regulatory approvals

The Company intends to register a wholly owned foreign enterprise (**WOFE**) Agenix Bio-Pharmaceutical (Shanghai) as set out in section 2.1 of this Prospectus. Formation of that enterprise is a condition precedent to completion of the SHRG Acquisition.

The establishment of foreign enterprises in China is restricted and subject to approvals from relevant regulatory authorities. While China's membership of the World Trade Organisation and ongoing legislative reform has resulted in the establishment of foreign enterprises in China becoming less restrictive, the need to obtain approval remains. There can be no assurance that the Company can obtain the necessary approvals and, in that case, its ability to expand into new Chinese and Asian markets may be limited.

Political, economic and social considerations

The Chinese government has been undergoing reform over more than two decades and it is expected that reform will continue. This reform has resulted in significant economic growth and social progress and many reforms are expected to be refined and improved.

The Chinese economy has gradually changed from a planned economy to a market economy with lingering socialist characteristics. Political, economic and social factors may lead to further readjustment of the reforms already in place. Nevertheless, there is no assurance that any change that occurs as a result of political, economic or social reforms in China will have a positive effect on China's economic development or that the Company will benefit from or will be able to capitalise on those reforms.

There is a risk that the Company's and SHRG's operations, markets and financial position may be adversely affected by these continuing changes.

Legal considerations

Unlike the legal system in Australia, the legal system in China is statute based. While individual court decisions in China may be noted for reference, they have little precedent value. Although legislative reform during the last two decades has significantly enhanced the protection enjoyed by foreign enterprises in China, some of these laws, regulations and measures are relatively recent and their interpretation and enforcement remain uncertain. In addition, the legal system in China is subject to continuing development in areas such as foreign investment, tax and foreign exchange that could adversely affect the Company and SHRG's operations.

Currency conversion and exchange rate

SHRG's revenue will be denominated in Renminbi (**RMB**). The conversion of RMB into foreign currencies is regulated in China. A daily exchange rate for RMB is published and financial institutions authorised to deal in foreign currency may only enter into foreign exchange transactions at exchange rates within an authorised range above or below the published rate.

The value of RMB is is tied to the USA dollar and subject to change in the Chinese government's policies and to international economic and political developments. There can be no assurance that RMB will not become volatile against other currencies or that the RMB

will not be devalued. As the Company may not be able to hedge effectively against RMB movements, there can be no assurance that future changes in exchange rate of RMB and other currencies will not have adverse effect on the Company's financial position.

A portion of the Company's income and expenses is also denominated in US dollars. Exchange rate movements affecting those currencies may also impact the profit and loss account or assets and liabilities of the Company, to the extent the foreign exchange rate risk is not hedged or not appropriately hedged.

The Company puts in place appropriate hedging strategies to hedge against known foreign currency risks.

Under Chinese government regulations, all foreign enterprises must establish a 'current account' and a 'capital account' with a bank authorised to deal in foreign exchange. Currently, foreign enterprises are able to exchange RMB into foreign exchange at designated foreign exchange banks for settlement of 'current account' transactions, which include payment of dividends on the basis of a board resolution authorising the distribution of profits or dividends, without other regulatory approval. Conversion of RMB into foreign currencies for 'account transactions' which include the receipt and payment of foreign exchange for loans, contributions and purchase of fixed assets continues to be subject to limitations and requires regulatory approval. There can be no assurance that the Company will be able to obtain sufficient foreign exchange to repatriate funds from China, pay dividends or to satisfy other foreign exchange requirements in the future.

Agenix has taken appropriate advice in structuring the WOFE that funds loaned to or generated in China will be capable of being repatriated to Australia by way of loan repayments or dividends as appropriate.

Commercialisation risk

There is an inherent risk in developing new biomedical products, such as YHD, that the product may not be commercialised on time or at all, or within projected cost parameters.

The ability of the Company to research, develop, trial, manufacture and market YHD and other products in the pipeline will depend on a number of critical factors including:

- the ability of the Company to fund the continued research, development and commercialisation of YHD - see section 2.5 of the Prospectus in relation to the overall funding strategy;
- the success of SHRG's research and development and trials; and
- the Company's ability to manufacture and market YHD through YSY and SHRG to enable rapid uptake post-launch and continuous supply.

Commercialisation is a lengthy and costly process and there is no guarantee that:

- SHRG's research and development activity will be successful;
- ongoing and future clinical trials will prove YHD or other products are efficacious or clinically useful;
- the required regulatory approvals will be obtained in the People's Republic of China or other jurisdictions in which the Company wishes to market YHD;
- YHD will be capable of being produced in commercial quantities at an acceptable cost;
- YHD will achieve market acceptance;

- the Company will be able to enter into commercial agreements on acceptable terms to manufacture, market and sell YHD or that those third parties will perform their obligations under such agreements or comply with any regulatory requirements or requirements imposed by the Company.

The Company's financial performance and the value of the Company will be materially adversely affected if it is unable to develop and commercialise YHD within the current timeframes and cost parameters anticipated by the Company.

Competition

The Company's financial performance or operating margins and the value of the Company could be materially adversely affected if existing competitors increase market share or new competitors enter the market.

The Company has an extensive marketing plan that the Directors believe will address these threats.

Intellectual property

The ability of the Company to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties is an integral part of the Company's business. Competition in obtaining and sustaining protection of intellectual property and the complex nature of intellectual property can lead to disputes. In addition, the granting of protection such as a registered patent, does not guarantee that the rights of others are not infringed or that competitors will not develop technology to avoid the patent. There can be no assurance that any patents which the Company may own or control will afford the Company significant protection of its technology or its product or have commercial application.

The Company licenses some of its intellectual property (both as licensor and licensee). There can be no assurances that any third party will abide by or perform their respective obligations under such agreements. There is also a risk that the licences may be terminated in the event of breach.

The Company has a portfolio of granted patents and pending patent applications in major jurisdictions. It is also acquiring additional patents and other intellectual property under the SHRG Acquisition. The patents may be challenged in the various jurisdictions in which they are granted and they will lapse over time. No guarantee can be given that the patents will be granted nor does the grant of a patent guarantee that the patent concerned is valid or that the technology (patented or otherwise) does not infringe the rights of others.

While membership of the World Trade Organisation and ongoing legislative reform has improved protection for intellectual property in the People's Republic of China, significant risks and obstacles remain to protect intellectual property in China. If the Company and SHRG are unable to successfully protect its intellectual property, the Company's operations and financial position may be adversely affected.

Reliance on key personnel

The Company is committed to providing an attractive employment environment, conditions and prospects to assist in retaining its key senior management personnel. However, there can be no assurance that the Company will be able to retain these key personnel. The loss of key personnel or the inability to recruit and retain high calibre staff could have a material adverse effect on the Company. The additions of new employees and the departures of

existing employees, particularly in key positions, can be disruptive and could also have a material adverse affect on the Company.

The successful integration of SHRG and successfully continuing its product development, marketing and other operations depends on retaining key management and other personnel currently employed by SHRG. The Company intends to retain all key SHRG management and in accordance with the terms of the Principles of Cooperation, the Chief Executive Officer (Jonathan Zhang Zheng) and the Chief Operating Officer (Richard Wang Yuan Zhang) will assist the Company to employ these key personnel and to negotiate employment contracts and salary packages comprising base salary, operational and profit based bonuses and options under the Company's current employee share option plan.

Dependence on third parties

The Company relies on numerous key suppliers, distributors, manufacturers and commercial parties in Australia and overseas for the development, clinical evaluation, manufacture and marketing of existing products and products under development.

On completion of the SHRG Acquisition, the Company will also become reliant on a number of such key third parties in the People's Republic of China.

Any loss of or change in the Company's or SHRG's relationship with these key parties or failure by those parties to perform may have an adverse affect on the Company's or SHRG's operations, research and development and commercialisation program, sales or terms of trade. If that occurred, there is no assurance that they could be replaced either at all or on commercial terms acceptable to the Company.

Litigation risk

Litigation risks to the Company include, but are not limited to, product liability, customer claims, personal injury claims and employee claims. If any claim were to be pursued and be successful it may adversely impact the sales, profits or financial position of the Company.

Product liability

The Company's business activities could result in claims against the Company or its subsidiaries, including product liability claims from research and development, clinical trials, manufacturing, marketing and use of the Company's or its subsidiaries' products. The Company will seek to maintain adequate product liability insurance and other legal risk measures. However, adequate insurance coverage may not be available or adequate and any product liability claim could be substantial. In addition, there can be no assurance that adequate or necessary insurance coverage will be available at an acceptance cost or in sufficient amounts. In the event of a product liability claim, insufficient insurance coverage could have a material adverse affect on the Company's results, operations, financial condition and value. There is also a risk of damage to the Company's reputation and image.

Additional funding requirements

The Company currently has no borrowings. However, if the Company requires access to further funding at any stage in the future, the Company may be adversely affected in a material way if, for any reason, access to that capital is not available.

There can be no assurance that additional funds will be available. If additional funds should be raised by issuing equity securities, this might result in dilution to the then existing Shareholders. The pricing of future share issues will also depend upon the results of the

Company's activities, market factors, investor demand for shares and the need for capital by either debt or equity capital raisings.

If the Company fails to obtain adequate funds when needed, the Company may delay or eliminate its research and development activities or other aspects of its business, licence or sell its technologies or assets on unfavourable terms or reduce or cease operations.

Regulatory approval

The research, development, manufacture, marketing and sale of the Company's products are subject to regulation by a number of government authorities in Australia, China, Europe and the United States. There is no assurance that the Company will be able to obtain all of the necessary regulatory approvals that it requires to sell and market its products. Failure to obtain the necessary approvals could have a materially adverse effect on the Company's revenue and earnings.

3.3 General risk factors

Share market

On completion of the Offer, the Shares may trade on ASX at higher or lower prices than the Offer Price. Investors who decide to sell their New Shares after quotation on ASX may not receive the amount of their original investment. There can be no guarantee that the price of the New Shares will increase after quotation. The price at which the Shares trade on ASX may be affected by the financial and product performance of the Company and by external factors over which the Directors and the Company have no control. These factors include movements on international share and commodity markets, local interest rates and exchange rates, domestic and international economic conditions, government taxation, market supply and demand and other legal, regulatory or policy changes.

Liquidity and realisation risk

There can be no guarantee that an active market in Shares will develop or continue. There may be relatively few, or many potential buyers or sellers of Shares on the ASX at any given time. This may increase the volatility of the market price of Shares. It may also affect the prevailing market price at which Shareholders are able to sell their Shares. This may result in Shareholders receiving a market price for their Shares that is less or more than the price that Applicants paid.

Dependence on general economic conditions

The operating and financial performance of the Company is influenced by a variety of general economic and business conditions, including levels of consumer spending, inflation, interest rates and exchange rates, access to debt and capital markets, government fiscal, monetary and regulatory policies. A prolonged deterioration in general economic conditions, including an increase in interest rates or a decrease in consumer and business demand, could be expected to have a material adverse impact on the Company's business and financial condition. Changes to laws and regulations or accounting standards which apply to the Company from time to time could adversely impact on the Company's earnings and financial performance.

Tax risk

Although the Company does not currently pay any income tax due to the existence of accumulated income tax losses, any change to the rate of company income tax in jurisdictions in which the Company operates will impact on Shareholder returns, as will any change to the rates of income tax applying to individuals or trusts. Any change to the tax

arrangements between Australia and other jurisdictions could have an adverse impact on future earnings and the level of dividend franking.

Legislative and regulatory changes

Legislative or regulatory changes, including intellectual property or environmental regulations or regulatory changes in relation to product sold by the Company, could have an adverse impact on the Company.

Profitability and commercialisation

No representations or assurances as to future profitability or dividends can be given by the Company since these elements are dependent on the future success of the commercialisation and clinical development programmes currently being undertaken.

4 Financial effect of the Offer on the Company

4.1 General

The Offer will have an effect on the capital structure and the financial position of the Company.

4.2 Effect on capital structure

Approximately 61,121,205 New Shares and 20,373,735 New Options will be issued under this Prospectus, assuming that no Shares are issued pursuant to the exercise of existing options on or before the Record Date. The following table sets out the Company's current capital structure and its capital structure immediately following the successful completion of the Offer:

Share capital	**Shares**
Shares on issue at the date of this Prospectus	236,984,820
Placement shares yet to be issued[1]	7,500,000
New Shares offered under this Prospectus[2]	61,121,205
SHRG acquisition completion shares[3]	36,458,333
Shares on completion of Offer[2]	**342,064,358**

Note 1: Share yet to be issued under the private placement to institutional and sophisticated investors announced 28 March 2007.

Note 2: Subject to rounding and assuming that no Shares are issued pursuant to the exercise of existing options on or before the Record Date.

Note 3: Proposed completion shares to be issued to SHRG Vendors following shareholder approval at the EGM on 17 April. These shares will not participate in the rights issue. Further options over shares will be issued to SHRG Vendors as outlined in the Notice of Meeting.

Additionally, the Company has and will have on successful completion of the Offer the listed New Options and unlisted options on issue set out in section 1.16.

The Company's actual position on completion of the Offer may differ from the position illustrated in the pro forma capital structure table above due to an inability to calculate the Entitlements taken up until the Closing Date together with the occurrence of any event that enables the termination of the underwriting agreement. Those termination events are detailed in section 5.3 of this Prospectus.

4.3 Effect on financial position – pro forma balance sheet

The effect on the Company's financial position will be to increase Shareholders' funds and net assets by approximately $6.72 million before payment of the expenses of the Offer.

Basis of preparation

To illustrate the effect of the Offer on the Company, the following unaudited pro forma consolidated balance sheet for Agenix has been prepared based on the Company's preliminary consolidated statement of financial position as at 31 December 2006, released to ASX in Appendix 4D on 27 February 2007 (**2007 Half-Year Report**), which was reviewed by the Company's auditor.

The accounting policies adopted in the preparation of the pro forma consolidated balance sheet are consistent with the accounting policies adopted and described in the Company's annual report for the year ended 30 June 2006 and the half year report for the period ended 31 December 2006 and should be read in conjunction with those reports.

The proforma financial information has been prepared in accordance with the requirements of Australian Accounting Standards, UIG Consensus Views and the Corporations Act as at 31 December 2006.

Assumptions and qualifications

The pro forma column 2 is the unaudited effect of the Medical Diagnostic disposal occurring post 31 December 2006. Pro forma column 3 is the unaudited pre Offer balance sheet as at 31 December 2006, after this disposal.

The pro forma column 4 is the unaudited pre Offer balance sheet as at 31 December 2006 adjusted to reflect the following pro forma transactions:

- the position as if the Offer was fully taken up and effected on 31 December 2006 and no Shares are issued pursuant to the exercise of existing options on or before the Record Date.
- receipt of approximately $6,723,333 in acceptances of Entitlements under the Offer of approximately 61,121,205 New Shares.
- the payment at that date of the Underwriting Fee and management fee of $470,633.
- other cash costs of the Offer of approximately $100,000.

The pro forma column 5 and column 6 is the unaudited pre Offer balance sheet as at 31 December 2006 adjusted to reflect the position if the proposed SHRG acquisition had been approved by shareholders at the EGM, as if that had occurred on 31 December 2006.

The pro forma column 7 is the unaudited pre Offer balance sheet as at 31 December 2006 adjusted to reflect the issue of 31,889,000 Shares and receipt of subscription monies totalling $3,507,790 as announced on 28 March 2007, as if that had occurred on 31 December 2006.

The pro forma column 8 is the unaudited pre Offer balance sheet as at 31 December 2006 adjusted for all the above transactions.

Agenix's actual position on completion of the Offer may differ from the position illustrated in the pro forma capital structure and pro forma statement of financial position due to:

- movements in accumulated losses and in the asset and liability levels during the period between 31 December 2006 and the date when the Offer is completed; and
- an inability to calculate the Entitlements taken up until the Closing Date together with the occurrence of any event that enables the termination of the Underwriting Agreement. Those termination events are detailed in section 5.3 of this Prospectus.

AGENIX LIMITED
ACTUAL AND PRO FORMA BALANCE SHEET AS AT 31 DECEMBER 2006

Chinese acquisition numbers shown as at acquisition date

	Column 1	Column 2	Column 3	Column 4	Column 5	Column 6	Column 7	Column 8
		Medical Diagnostic Disposal		SHRG Acquisition				
	2007 Half-Year Report (unaudited) 31-Dec 2006 $ 000	Effect of the Medical Diagnostic Disposal (unaudited) 31-Dec 2006 $ 000	After Medical Diagnostic Disposal (unaudited) 31-Dec 2006 $ 000	Rights issue (unaudited) 31-Dec 2006 $ 000	Acquisition of SHRG (unaudited) 31-Dec 2006 $ 000	Cost of Acquisition of SHRG (unaudited) 31-Dec 2006 $ 000	Placement announced 28 March 2007 (unaudited) 31-Dec 2006 $ 000	Group Total After Acquisition of SHRG (unaudited) 31-Dec 2006 $ 000
Current assets								
Cash and cash equivalents	5,022	9,201	14,223	6,152	-	(8,100)	3,508	15,783
Trade and other receivables	733	-	733	-	-	-	-	733
Prepayments	180	-	180	-	-	-	-	180
Other current assests	248	-	248	-	-	-	-	248
	6,183	9,201	15,384	6,152	-	(8,100)	3,508	16,944
Assets classified as held for sale	7,848	(7,848)	-	-	-	-	-	-
Total current assets	14,031	1,353	15,384	6,152	-	(8,100)	3,508	16,944
Non-current assets								
Property, plant and equipment	586	-	586	-	5,458	-	-	6,044
Loans to SHRG vendors	-	-	-	-	-	5,800	-	5,800
Intangible assets	77	-	77	-	1,666	8,100	-	9,843
Total non-current assets	663	-	663	-	7,124	13,900	-	21,687
Total assets	14,694	1,353	16,047	6,152	7,124	5,800	3,508	38,631
Current liabilities								
Trade and other payables	1,618	-	1,618	-	7,124	-	-	8,742
Provisions	295	-	295	-	-	-	-	295
	1,913	-	1,913	-	7,124	-	-	9,037
Liabilities directly associated with assets classified as held for sale	2,747	(2,747)	-	-	-	-	-	-
Total current liabilities	4,660	(2,747)	1,913	-	7,124	-	-	9,037
Non-current liabilities								
Provisions	314	-	314	-	-	-	-	314
Total non-current liabilities	314	-	314	-	-	-	-	314
Total liabilities	4,974	(2,747)	2,227	-	7,124	-	-	9,351
Net assets	9,720	4,100	13,820	6,152	-	5,800	3,508	29,280
Equity								
Issued capital	50,114	-	50,114	6,152	-	5,800	3,508	65,574
Share option reserve	3,719	-	3,719	-	-	-	-	3,719
Accumulated losses	(44,113)	4,100	(40,013)	-	-	-	-	(40,013)
Total equity	9,720	4,100	13,820	6,152	-	5,800	3,508	29,280

5 Additional information

5.1 Continuous disclosure and inspection of documents

The Company is a disclosing entity for the purpose of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations.

The Company believes that it has complied with the general and specific disclosure requirements of the Corporations Act and Listing Rules which required the Company to notify ASX of information about specific events or matters as they arise for the purpose of ASX making that information available to the market conducted by ASX.

This Prospectus is issued under section 713 of the Corporations Act. This section enables disclosing entities to issue a concise prospectus in relation to securities (or options to acquire securities) in a class which has been continuously quoted on ASX at all times during the 12 months before the date of the Prospectus. Apart from formal matters, this Prospectus need only contain information relating to the terms and conditions of the Offer, the effect of the Offer on the Company and the rights and liabilities attaching to the New Shares and Shares underlying New Options. Accordingly, this Prospectus does not contain the same level of disclosure as an initial public offering prospectus.

Copies of documents lodged with ASIC in relation to the Company may be obtained from, or inspected at an office of ASIC.

The following documents are available on the Company's website, and the Company will also send a copy of these documents free of charge, to any person who asks for it during the Offer period:

- the annual financial report of the Company for the financial year ended 30 June 2006 (being the annual financial report most recently lodged with ASIC in relation to the Company before the issue of this Prospectus).
- the half-year financial report for the half-year ended 31 December 2006.
- any continuous disclosure notices given by the Company after the lodgement of the annual financial report referred to above with ASX and before the lodgement of a copy of this Prospectus with ASX.

This Prospectus contains details specific to the Offer. If Shareholders require any further information in relation to the Company, the Directors recommend that those Shareholders take advantage of the ability to inspect or obtain copies of the documents referred to above.

5.2 Rights attaching to New Shares and Shares underlying New Options

General

The rights and liabilities attaching to New Shares (including those that will attach to Shares underlying the New Options) are set out in the Company's constitution, and are regulated by the Corporations Act, the Listing Rules, the rules of ASTC and the general law. Set out below is a summary of the principal rights and liabilities attaching to Shares. This summary is not exhaustive and is not a definitive statement of the rights and liabilities of Shareholders.

Note that the Company is seeking Shareholder approval at the EGM to repeal its existing constitution and to replace it as set out in resolution 5 of the Notice of Meeting. That repeal and replacement is intended to bring the Company's constitution up to date with changes in the law since the current constitution was adopted. However, the rights and liabilities described below will not change once that repeal and replacement takes effect.

New Shares

The New Shares issued under this Prospectus and Shares issued on exercise of New Options will rank equally in all respects to those Shares within the existing Company capital structure.

New Options

The attaching options to be granted under section 1.12 will be granted on the following terms and conditions:

- Subject to adjustment in accordance with these terms and conditions, the holder is entitled to subscribe for the allotment and issue of one fully paid ordinary share in the Company upon payment of the Exercise Price before the Expiry Date.
- The Exercise Price of each Option is $0.30 (**Exercise Price**).
- An Option is exercisable at any time after the date of grant and on or before 5.00pm (Brisbane time) on 30 June 2011 (the **Expiry Date**). Options not exercised by the Expiry Date lapse.
- Each Option may be exercised by giving notice in writing to the Company at its registered office and payment of the required Exercise Price. All cheques must be payable to the Company and be crossed not negotiable.
- The Option holder may not exercise less than 1,000 Options at any time, unless the Option holder has less than 1,000 Options in which event the Option holder must exercise all such Options together.
- After an Option is validly exercised, the Company must:
  - Issue and allot the Shares within 10 Business Days of the exercise of the Option; and
  - Subject to the securities of the Company being listed on ASX and to any restrictions imposed on the Options or shares issued upon exercise of the Options under the Listing Rules of ASX, so all such acts, matters and things to obtain the grant of quotation for the Shares on ASX no later than 3 Business Days after the issue and allotment of the Shares.
- Shares issued on exercise of Options will rank equally with all existing shares on and from the date of issue in all respects.
- Options may be transferred in the same manner as Shares unless classified as restricted securities under the ASX Listing Rules and may be exercised by any other person or body corporate.
- An Option holder may participate in new issues of securities to holders of Shares only if and to the extent that:
  - An Option has been exercised; and
  - A Share has been issued in respect of the exercise before the record date for determining entitlements to the new issue.
- If the Company makes a bonus issue of shares or other securities to existing shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):
  - The number of Shares which must be issued on the exercise of a Option will be increased by the number of Shares which the Option holder would

have received if the Option holder had exercised the Option before the record date for the bonus issue; and

- No change will be made to the Exercise Price.

- If the Company makes an issue of shares pro-rata to existing shareholders (other than an issue in lieu of satisfaction of dividends or by way of dividend reinvestment) the exercise price of an Option will be reduced according to the following formula:

$$\text{New exercise price} = O - \frac{E[P-(S+D)]}{N+1}$$

where

O	=	the old exercise price of the Option.
E	=	the number of underlying shares into which one Option is exercisable.
P	=	the average market price per of Share (weighted by reference to volume) of the underlying Shares during the 5 trading days ending on the day before the ex rights date or ex entitlements date.
S	=	the subscription price of a share under the pro rata issue.
D	=	the dividend due but not yet paid on the existing underlying shares (except those to be issued under the pro rata issue).
N	=	the number of shares with rights or entitlements that must be held to receive a right to one new share.

- If there is any reconstruction of the issued share capital of the Company, the number of Shares to which the Option holder is entitled, and/or the Exercise Price, must be reconstructed in a manner which will not result in any benefits being conferred on the Option holder which are not conferred on shareholders (subject to the provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital), but in all other respects, the terms for the exercise of an Option will remain unchanged.

General meeting and notices

Each shareholder is entitled to receive notice of, and to attend and vote at the Company's general meetings and to receive all notices, accounts and other documents required to be sent to shareholders under the constitution, the Corporations Act or the Listing Rules.

Voting rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at meetings of members or classes of members:

- each eligible member entitled to vote may vote in person or by proxy, or representative;
- on a show of hands every eligible member, or person entitled to the rights of an eligible member in accordance with the constitution, present has one vote; and

- on a poll every member, or person entitled to the rights of a member in accordance with the constitution, present in person or by proxy or representative has one vote for each fully paid share that member holds.
- except that a member is not entitled to vote at a general meeting during a breach of the Listing Rules relating to restricted securities, or a breach of a restriction agreement by that member.

Dividend rights

Subject to the rights of holders of any preference shares and to the rights of the holders of any other shares created or raised under any special arrangement as to dividends (at present, there are none), dividends declared by the Directors shall be payable on all shares in accordance with the Corporations Act. Dividends are payable to Shareholders in proportion to the shares held by them respectively.

Rights on winding up

Subject to the rights of holders of shares issued upon special terms and conditions (at present there are none), the constitution and the Corporations Act, holders of ordinary shares will share in any surplus assets on winding up in proportion to the fully paid shares held by them. In the event that Agenix is placed in liquidation, the liquidator may, with the sanction of a special resolution of Shareholders, divide the assets of Agenix amongst the Shareholders and may determine how the division shall be carried out as between the Shareholders.

Transfer of Shares

Subject to the constitution of the Company, the Corporations Act, the rules of ASTC and the Listing Rules, all ordinary shares are freely transferable.

Small holdings

Subject to the Listing Rules and the rules of ASTC, the Company may sell the Shares of a shareholder who holds less than a marketable parcel of shares.

Future increases in capital

The allotment and issue of any new shares is under the control of the Directors. Subject to restrictions on the allotment of shares to Directors and their associates, the Listing Rules, the constitution of the Company and the Corporations Act, the Directors may allot or otherwise dispose of new shares on such terms and conditions as they see fit.

Variations of rights

At present the Company has only ordinary shares on issue. If shares of another class were issued, the rights and privileges attaching to ordinary shares could be altered with the approval of a resolution passed at a separate general meeting of holders of ordinary shares by a three-quarter majority of such holders as, being entitled to do so, vote at that meeting.

5.3 Material contracts

Underwriting Agreement

Agenix has entered into an Underwriting Agreement with Overseas Alliance Financial Limited dated 27 March 2007.

Under the Underwriting Agreement Overseas Alliance Financial Limited agrees to underwrite the subscription of 61,121,205 ordinary shares to be offered at $0.11 per New Share under the Prospectus by subscribing or procuring the subscription of any shortfall. The amount underwritten is approximately $6.72 million.

The Company has agreed to pay the Underwriter an underwriting fee of 5% of the Underwritten Amount and a management fee of 2% of the Underwritten Amount. The Company has also agreed to reimburse the Underwriter for all reasonable costs, professional fees and expenses of and incidental to the Offer incurred by the Underwriter in connection with the underwriting.

In addition, the Company has agreed to indemnify the Underwriter and its related bodies corporate, and their directors, employees and agents (the **Indemnified Parties**) against all claims, demands, damages, losses, costs, expenses and liabilities incurred or suffered by or brought or made or recovered against the Indemnified Parties in connection with or resulting from the Prospectus or the Offer including

- Misleading or deceptive statements (including, misleading representations within the meaning of section 728(2) of the Corporations Act) or due to any omission of information from the offer documents or announcements to the ASX, public and other media statements made by or on behalf of the Company in relation to the affairs of the Company or the Offer;
- the publication or distribution of the Offer documents and the making of the Offer;
- the name of the Underwriter appearing in the Prospectus;
- any of the representations and warranties by the Company contained in this document not being true and correct;
- the allotment of New Shares to Eligible Shareholders;
- any breach of or failure to perform this document by the Company or the Company failing to perform any of its other obligations relating to the Offer;
- any statement made or issued by the Underwriter or its officers to the extent the statement is made or issued with the written consent of the Company; and
- any claim that the Underwriter or its officers has a liability under the Corporations Act or any other applicable law in relation to the Offer documents or the Offer.

The indemnity does not extend to any claims, demands, damages, losess, expenses and liability resulting from any fraud, misconduct, negligence or breach of duty or contract of the Underwriter or its officers.

The Underwriting Agreement contains a number of termination events. The Underwriter may terminate the Underwriting Agreement prior to the allotment of New Shares if any of the following occurs:

- prior to Completion, the S&P/ASX Index closes more than 10% below its level at the close of Normal Trading on the Trading Day before the date of the Underwriting Agreement;
- any adverse change or disruption occurs in the financial markets, political or economic conditions of Australia, Japan or the United States of America, in each case the effect of which is that, in the reasonable opinion of the Underwriter, it is impracticable to market the Offer or to enforce contracts to issue and allot the Offer Shares or that the success of the Offer is likely to be materially adversely affected;
- there is introduced, or there is a public announcement of a proposal to introduce, into any Federal, State or Territory Parliament in Australia a new law (other than a law which has been announced before the date of this document), which does or is

- an application is made by ASIC for an order under Part 9.5 of the Corporations Act in relation to the Prospectus or ASIC commences any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act 2001 (Cth) in relation to the Prospectus;
- other than the Underwriter, any person gives a notice under section 733(3) of the Corporations Act or any person who has previously consented to the inclusion of its name in the Prospectus (or any supplementary or replacement prospectus) or to be named in the Prospectus withdraws that consent; or
- other than the Underwriter, any person gives a notice under section 730 of the Corporations Act in relation to the Prospectus);

- the Company permanently withdraws either the Prospectus or the Offer;
- in circumstances where the Underwriter reasonably believes that the Company is prohibited by section 728(1) of the Corporations Act from inviting applications for Offer Shares under the Prospectus, fails to lodge a supplementary or replacement prospectus;
- any of the following occurs:
  - a Director is charged with an indictable offence;
  - the commencement of legal proceedings against the Company or any Director; or
  - any Director is disqualified from managing a corporation under section 206A of the Corporations Act; or
- an event specified in the Timetable is delayed for more than 15 Business Days, other wise than in accordance with the terms of the Underwriting Agreement.

If the Underwriter terminates the Underwriting Agreement in any of the above circumstances, the Company's obligation to pay the management fee and the Underwriter's costs and expenses remain unaffected.

5.4 Interests of Directors

Except as disclosed in this Prospectus, no Director:

- Holds or has held in the last two years before the lodgement of this Prospectus with ASIC any interest in:
  - the formation or promotion of the Company; or
  - any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer under this Prospectus; or
  - the Offer under this Prospectus, or
  - Has been paid or has agreed to be paid or has received or has agreed to receive any benefits:
  - to induce them to become or to qualify as a Director; or
  - for services rendered by them in connection with the formation or promotion of the Company or the Offer under this Prospectus.

Remuneration

Directors' remuneration for the last two financial years was as follows:

Director	Salary and fees		Superannuation		Other benefits*		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Mr Govindan	150,000	150,000	13,500	13,500	-	-	163,500	163,500
Dr Lamotte[1]	37,911	-	3,412	-	-	-	41,323	-
Mr Schlobohm[2]	-	-	-	-	-	-	-	-
Mr Ang[3]	-	-	-	-	-	-	-	-
Mr Leggett	142,275	100,337	39,240	32,780	240,018	297,429	421,533	430,546
Mr Home[4]	109,125	158,819	11,425	33,469	440,580	931,363	561,130	1,123,651
Mr Davey[5]	55,000	55,000	4,950	4,950	-	-	59,950	59,950
Mr Wong[6]	50,000	50,000	4,500	4,500	-	-	54,500	54,500

Notes:

* *Includes the deemed value of employee options.*

1) Dr Lamotte was appointed as a Non-executive Director on 28 September 2005 and is currently paid Directors' Fees of $54,500 per year including superannuation.

2) Mr Schlobohm was appointed as a Non-executive Director on 20 November 2006 and is currently paid Directors' Fees of $54,500 per year including superannuation.

3) Mr Ang was appointed as a Non-executive Director on 12 December 2006 and is currently paid Directors' Fees of $54,500 per year including superannuation.

4) Mr Home resigned on 15 December 2005.

5) Mr Davey resigned on 20 November 2006.

6) Mr Wong resigned on 12 December 2006.

The constitution of the Company provides that non-executive Directors are entitled to receive remuneration for their services as determined by the Company in general meeting. The Company has resolved that the maximum aggregate amount of directors' fees (which does not include remuneration of executive directors and other non-director services provided by directors) is $350,000 per annum. The Directors may divide that remuneration among the non-executive directors as they decide.

Approval from Shareholders is being sought at the EGM to increase he maximum aggregate amount of directors' fees from $350,000 to $500,000.

Directors are entitled to be reimbursed for their reasonable expenses incurred in connection with the affairs of the Company. A Director may also be remunerated as determined by the Directors if that Director performs additional or special duties for the Company. A former Director may also receive a retirement benefit of an amount determined by the Directors in recognition of past services, subject to the Listing Rules and the Corporations Act.

Shareholdings and option holdings of Directors

The Directors are not required under the constitution to hold any Shares in the Company.

The following table sets out the relevant interests in Shares and options held by each Director as at the date of this Prospectus:

Director	Shares	Options	Exercise Price of Options	Expiry Date of Options
Mr Govindan	5,269,557	300,000	$0.3228	20 July 2007
Dr Lamotte	-	-	-	-
Mr Schlobohm	23,000	-	-	-
Mr Ang	-	-	-	-
Neil Leggett[1,2]	1,285,000	6,175,000	$0.2500 to $0.6728	21 July 2009 to 21 July 2012

Notes:

1) An additional 1,000,000 options were approved by shareholders, at the Annual General Meeting held on 21 November 2006, which are yet to be issued to Mr Leggett. These options are due to be issued in two separate tranches of 500,000 each on 21 July 2007 and 21 July 2008, in conjunction with the annual Employee Option Plan. The exercise price under the plan rules is the average closing price of Agenix fully paid ordinary shares for the 20 trading days prior to 21 July each year.

2) By way of proposed resolution to be put to shareholders at the next general meeting of shareholders held after 17 April 2007, Mr Leggett may be entitled to an additional 2,935,500 options as part of a one time grant to Agenix senior management employees, including employees currently employed by SHRG. The options will have an exercise price based on the higher of $0.30 or 125% of the weighted average Agenix share price, as traded on ASX, for the 10 trading days prior to 17 April 2007. The options will vest on 17 April 2008 and expire on 17 April 2009, if not exercised in that period.

This table does not take into account any New Shares the Directors may acquire under the Offer. Some or all of the Directors may participate to the extent of their Entitlement under the Offer and under the ability to subscribe for Additional Shares.

Directors' deed of indemnity, insurance and access

The Company has entered into deeds of indemnity, insurance and access with each Director. To the extent permitted by law and subject to the restrictions in section 199A of the Corporations Act, the Company must continuously indemnify each Director against liability (including liability for costs and expenses) for an act or omission in the capacity of Director. However this does not apply in respect of any liability:

- to the Company or a Related Body Corporate;
- to some other person that arises from conduct involving a lack of good faith;
- for costs and expenses incurred by the Director in defending civil or criminal proceedings in which judgment is given against the officer or in which the officer is not acquitted; or
- for costs and expenses incurred by the Director in connection with an unsuccessful application for relief under the Corporations Act in connection with the proceedings referred to above.

The Company has also agreed to insure the Directors and provide to the Directors with access to board documents circulated during the Director's term in office.

5.5 Disclosure of Interests of advisers

Except as set out in this Prospectus, no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus:

- has any interest, or has had any interest during the last two years, in the formation or promotion of the Company, or in property acquired or proposed to be acquired by the Company in connection with its formation or promotion, or the offer of the Shares; and

- no amount has been paid, or agreed to be paid and no benefit has been given, or agreed to be given, to any such person in connection with the services provided by the person in connection with the formation or promotion of the Company, or the offer of the Shares.

DLA Philips Fox have acted as legal adviser to the Offer and have generally advised in relation to due diligence enquiries and are entitled to receive $40,000 plus outlays and GST in respect of these services. Further amounts may be paid to DLA Philips Fox in accordance with their usual time based charge-out rates.

Overseas Alliance Financial Limited has acted as Underwriter, in respect of which it is entitled to receive an underwriting fee of 5% and a management fee of 2% of the Underwritten Amount, and all reasonable costs, professional fees and expenses of and incidental to the Offer incurred by it in connection with the underwriting.

Other suppliers have agreed to provide services for the preparation of this Prospectus including share registry services, printing and mailing, ASIC fees and ASX quotation fee of approximately $60,000.

5.6 Consents and disclaimers

None of the persons named below has authorised or caused the issue of this Prospectus. None of the persons named below have made any statement that is included in this Prospectus, or any statement on which a statement made in this Prospectus is based, except as stated below. Each of the persons named below expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus. This applies to the maximum extent permitted by law and does not apply to any matter to the extent to which consent is given below.

Consents to be named

The following parties have given and have not, prior to the lodgement of this Prospectus with ASIC, withdrawn their written consent to be named in this Prospectus in the form and context in which they are named.

DLA Phillips Fox has consented in writing to be named in this Prospectus as solicitors for the Company and has not withdrawn that consent prior to this Prospectus being lodged with ASIC.

Overseas Alliance Financial Limited has consented in writing to be named in this Prospectus as the Underwriter and has not withdrawn that consent prior to this Prospectus being lodged with ASIC.

Computershare Investor Services Pty Ltd has consented in writing to be named in this Prospectus as the share registry for the Company and has not withdrawn that consent prior to this Prospectus being lodged with ASIC.

Ernst & Young has consented in writing to be named in this Prospectus as the auditor for the Company and has not withdrawn that consent prior to this Prospectus being lodged with ASIC.

Copies of the consents will be available for inspection free of charge during business hours after 7 days from lodgement of this Prospectus for a period of not less than 12 months after the date of the lodgement of this Prospectus at the registered office of the Company.

5.7 Expenses of the Offer

The estimated costs of the Offer, including advisory, legal, listing and administrative fees, as well as printing, advertising and other expenses are currently estimated to be approximately $100,000.

5.8 Governing law

This Prospectus and the contracts that arise from acceptance of the Applications are governed by the laws of Queensland and each Applicant submits to the exclusive jurisdiction of the courts of Queensland.

5.9 Expiry date

No Shares will be offered on the basis of this Prospectus later than 13 months after the date of this Prospectus.

5.10 Consent to lodgement

This Prospectus is issued by the Company. Each Director has consented to the lodgement of this Prospectus with ASIC as required by section 720 of the Corporations Act.

6 Glossary of terms

Additional Shares means those New Shares that Qualifying Shareholders may apply for under section 1.6 of this Prospectus that comprise any shortfall under the Offer.

Agenix means Agenix Limited ABN 59 009 213 754.

Applicant means a person who submits a valid Entitlement and Acceptance Form.

Application means a valid Entitlement and Acceptance Form to subscribe for New Shares under the Offer or to apply for Additional Shares.

Application Monies means monies received from Applicants in respect of their Applications.

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

ASX means ASX Limited.

Board, Board of Directors means the Directors of Agenix acting as a board.

Company means Agenix Limited ABN 59 009 213 754.

Corporations Act means the Corporations Act 2001 (Cth).

Closing Date means the date on which the Offer closes, being 5.00pm Brisbane time on 14 May 2007 or such other date as Directors determine in accordance with this Prospectus.

Director means each director of the Company at the date of this Prospectus.

Dollars ($) means Australian dollars unless otherwise indicated.

EGM means the General Meeting of Agenix shareholders to be held on 17 April 2007 in accordance with the Notice of Meeting.

Entitlement and Acceptance Form means the personalised entitlement and acceptance form to be used by Qualifying Shareholders in connection with the Offer.

Entitlement means each Qualifying Shareholder's right to subscribe for one New Share at the Offer Price for every four Shares recorded in their name on the Register on the Record Date.

Listing Rules means the listing rules of ASX as in force from time to time.

New Shares means the Shares offered under this Prospectus, which comprise 61,121,205 Shares if the existing options on issue are not exercised and Shares allotted and issued on or before the Record Date.

Non-Participating Foreign Holder means any Shareholder who is not a Qualifying Shareholder.

Notice of Meeting means the notice of EGM sent to Shareholders on 19 March 2007.

Offer means the non-renounceable offer to Qualifying Shareholders under this Prospectus to take up their Entitlement.

Offer Price means $0.11 per New Share.

Prospectus means this document (including any electronic form of this Prospectus), and any supplementary or replacement prospectus in relation to this document.

Qualifying Shareholder means a Shareholder shown on the Register at the Record Date with addresses in Australia, New Zealand or Singapore.

Record Date means 7.00pm Brisbane time on 26 April 2007.

Registry means Computershare Investor Services Pty Ltd ACN 078 279 277.

Register means the Company's register of members.

securities has the meaning given by section 9 of the Corporations Act.

Shares means fully paid ordinary shares in the capital of the Company.

Shareholder means a holder of Shares recorded on the Register.

SHRG Acquisition means the acquisition by the Company of SHRG and YSY in accordance with the terms of the Principles of Cooperation.

SHRG means Shang Rui Guang Bio-Pharma Development Co., Ltd and YSY, the two private Chinese companies which Agenix is seeking shareholder approval at the EGM to acquire.

Underwriter means Overseas Alliance Financial Limited.

Underwritten Amount is $6,723,333.

YHD means YouHeDing, the digestible nucleotide analogue anti-hepatitis B virus tablet described in section 2.4 of this Prospectus.

YSY means Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, a company registered in the People's Republic of China.

Any reference to time in this Prospectus is taken to be Brisbane time.

7 Glossary of technical terms

FDA	Food and Drug Administration. The US government agency responsible for regulating the food and drug industry. The Australian equivalent is the Therapeutic Goods Administration (**TGA**).
HIV	Human immunodeficiency virus is a retrovirus that causes acquired immunodeficiency syndrome (AIDS), a condition in humans in which the immune system begins to fail, leading to life-threatening opportunistic infections.
Phase Ia, Ib, II and III	New drugs are required to successfully pass three clinical trial phases before regulators will approve the drug for human use. Very broadly speaking Phase I determines if the drug is safe, Phase II tests for the appropriate dose, and Phase III provides a final check how well it performs on a larger number of patients before the drug is commercialised.
Sensitivity and specificity	Diagnostic tests need high sensitivity and specificity to give doctors confidence in the results. Sensitivity is a measure of a test's ability to correctly exclude the diagnosis in a patient with a certain disease and specificity is a measure of a test's ability to correctly diagnose a patient who does not have the disease.
ThromboView®	A molecular imaging test which is currently undergoing clinical trials to prove that it can identify blood clots such as DVT and PE.
Ultrasound	High-frequency sound waves are bounced off soft tissues, and the echoes are converted into a picture.
YHD	Means YouHeDing, the digestible nucleotide analogue anti-hepatitis B virus tablet described in section 2.4 of this Prospectus.

CORPORATE DIRECTORY

Directors
Mr Ravindran (Ravi) Govindan – Non-Executive Chairman
Dr Andre Lamotte - Non-Executive Director
Mr Karl Schlobohm –Non-Executive Director
Mr Gim-Choon (GC) Ang – Non-Executive Director
Mr Neil Leggett – Managing Director

Joint Company Secretaries
Mr Karl Schlobohm
Mr Anthony Finn

Registered office
7 Durbell Street
ACACIA RIDGE QLD 4110

Postal address
P O Box 391
ACACIA RIDGE QLD 4110

ASX code: AGX
OTC (NASDAQ) code: AGXLY

Registry
Computershare Investor Services Pty Ltd
Level 19, 307 Queen Street
BRISBANE QLD 4000
Phone: 07 3237 2100

Solicitors
DLA Phillips Fox
Level 29, Waterfront Place
1 Eagle Street
BRISBANE QLD 4000

Auditors
Ernst & Young
Level 5, Waterfront Place
1 Eagle Street
BRISBANE QLD 4000

AGENIX LIMITED

ABN 58 009 213 754

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
Reply Paid 5240 Brisbane
Queensland 4001
Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9415 4000
Facsimile 61 7 3237 2152
web.queries@computershare.com.au
www.computershare.com

A

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

X 0037218910 **IND**

BPAY

Biller Code: 00000000
Ref: 0000 0000 0000 0000

Entitlement and Acceptance Form

Non-Renounceable Rights Issue closing 5.00 pm Brisbane time on 14 May 2007

A 1 for 4 non-renounceable entitlement offer at $0.11 per New Share, together with 1 attached New Option exercisable at $0.30 for every three New Shares.

You may also apply for additional shares above your Entitlement. Although you are not guaranteed of receiving any additional shares applied for in excess of your Entitlement.

Important:

- **This document is of value and requires your immediate attention. If you do not understand it, or are in doubt as to how to deal with it, you should consult your accountant, stockbroker, solicitor or other professional adviser immediately.**
- Receipt of this form by 5.00 pm Brisbane time on 14 May 2007 with your payment will constitute acceptance in accordance with the terms of the Prospectus dated 16 April 2007.

Shareholder Entitlement details

Subregister	
Shares entitled to participate at 7.00pm on 26 April 2007	
Entitlement to new shares on a 1 for 4 basis	
Amount payable on full acceptance at A$0.11 per new share	
Entitlement Number	

To be completed by shareholders paying by Cheque or Bank Draft

B Number of New Shares applied for + **C** Number of Additional New Shares applied for = **D** Total Number of shares applied for

Entitlement Number

E Acceptance Monies

A$, , .

Make your cheque or bank draft payable in AUD to 'Agenix Limited'

F

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$

I/We enclose my/our payment for the amount shown above being payment of A$0.11 per new share. I/We hereby authorise you to register me/us as the holder(s) of the Shares allotted to me/us, and I/we agree to be bound by the Constitution of the company.

G **Enter your contact details**

Contact Name

Telephone Number - Business Hours / After Hours

( )

The directors of Agenix Limited reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf. This form may not be used to effect an address change. Please contact Computershare Investor Services Pty Limited on 1300 552 270 for an appropriate form, or download a Change of Address Notification form from www.computershare.com

See back of form for completion guidelines

How to complete this form

Use a black pen. Print in CAPITAL letters inside the grey areas.

A	B	C		1	2	3

The boxes refer to items on the front of the form

A **Registration Name(s)**
The shares will be registered in the name(s) as printed on front of the form at Box A. A Standard Renunciation Form must be used for an off market transfer of rights (This form can be obtained from Computershare).

B **New Shares Applied for**
Enter the number of New Shares you wish to apply for in Box B (up to your Entitlement).

C **Additional Shares Applied for**
Enter the number of additional Shares (if any) you wish to apply for in Box C. Subject to the minimum allocation as described in the Prospectus, there is no guarantee you will be successful in receiving the additional shares applied for.

D **Total Shares Applied for**
Enter the total shares applied for in Box D. To calculate, add Box B and C together.

E **Acceptance Monies**
Enter the amount of Acceptance Monies in Box E. To calculate the amount payable, multiply the total number of shares applied for in Box D by the issue price of A$0.11. Where there is any discrepancy between the Acceptance Monies amount in Box E and the actual payment received, the payment amount received will be used for the calculation of the issuing of new shares

F **Payment**

CHEQUE OR BANK DRAFT

Make your cheque or bank draft payable to **'Agenix Limited'** in Australian currency and cross it Not Negotiable.
Your cheque or bank draft must be drawn on an Australian Bank.
Complete the cheque details in the boxes provided at section F. The amount of your cheque must agree with the amount shown in Box E.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Acceptance being rejected. Pin (do not staple) your cheque(s) to the Entitlement and Acceptance Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

BPay®

Alternatively you can pay by BPay® from your savings or cheque account. Contact your participating institution and make the payment via BPay® using the details provided on the front of this form. ***If you pay by BPay® you do not need to return this form.*** BPay® payments must be made by 5.00 pm Brisbane time on 14 May 2007.

G **Contact Details**
Enter your contact details in Box G. These are not compulsory but will assist us if we need to contact you.

Lodgement of Entitlement and Acceptance form

Entitlement and Acceptance Forms must be received at the Brisbane office of Computershare Investor Services Pty Limited by **no later than 5.00 pm Brisbane time on 14 May 2007**. Return the completed Entitlement and Acceptance Form and your cheque or bank draft to one of the following addresses:

By mail:
Computershare Investor Services Pty Limited
Reply Paid 5240
Brisbane QLD 4001
AUSTRALIA

By hand delivery:
Computershare Investor Services Pty Limited
Level 19
307 Queen Street
Brisbane QLD 4000

Entitlement Number: <xxxxxxxxxx>
BPay® Reference: 0000 0000 0000 0000 00
SAMPLE CUSTOMER

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or e-mail privacy@computershare.com.au

If you have any enquiries concerning your entitlement, please contact Computershare Investor Services Pty Limited on 1300 552 270.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

AGENIX LIMITED

ABN

58 009 213 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary fully paid shares 2. Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 61,121,205 2. 20,373,735
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Not applicable 2. Expiring 30 June 2011 Exercisable at 30 cents.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. Yes 2. Yes
5	Issue price or consideration	1. 11 cents 2. Free on 1 for 3 basis
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21.05.07

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1. 342,064,358	Ordinary
2. 20,373,735	Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,023,200	Employee options Expiry date: 20/07/07 Exercise price: $0.3228
		465,000	Employee options Expiry date: 25/07/08 Exercise price: $0.3328
		850,000	Employee options Expiry date: 21/07/09 Exercise price: $0.4128
		250,000	Employee Options Expiry Date 22/09/09 Exercise Price $0.3928
		953,250	Employee Options Expiry Date 21/07/10 Exercise Price $0.6728
		1,250,000	Employee Options Expiry Date 18/11/10 Exercise Price $0.5428
		1,354,500	Employee Options Expiry Date 21/07/11 Exercise Price $0.2928
		200,000	Employee Options Expiry Date 01/01/12 Exercise Price $0.40
		1,496,250	Employee Options Expiry Date 21/07/12 Exercise Price $0.22
		4,000,000	Employee Options Expiry Date 15/12/12 Exercise Price $0.53
		500,000	Employee Options Expiry Date 21/07/12 Exercise Price $0.25
		12,342,200	Total

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No dividend policy has been set as yet

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	1. 1 for 4 2. 1 for 3 on shares taken up
14	+Class of +securities to which the offer relates	Ordinary fully paid shares
15	+Record date to determine entitlements	26.04.07
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	Fractions will be disregarded
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Issue is restricted to shareholders having an address in Australia, New Zealand, Singapore and Hong Kong
19	Closing date for receipt of acceptances or renunciations	14.05.07

+ See chapter 19 for defined terms.

20	Names of any underwriters	Overseas Alliance Financial Limited
21	Amount of any underwriting fee or commission	5% underwriting fee - $336,167 2% management fee - $134,466
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	30.04.07
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	16.04.07
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	21.05.07

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 √ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 √ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Tony Finn
JOINT COMPANY SECRETARY
16 April 2007

== == == == ==

+ See chapter 19 for defined terms.

AGENIX

17 April 2007

Extraordinary General Meeting - Chairman's Address

Ladies and Gentlemen.

It is with great pleasure that I welcome you to this Extraordinary General Meeting for the main purpose of approving the proposed acquisition of SHRG, along with the opportunity to discuss the continuing development of our company.

Your Directors believe that the proposed acquisition of SHRG will provide a platform for future growth. In addition to SHRG's anti-hepatitis B virus drug, the company has a deep product development pipeline. Together with the GMP-certified manufacturing facility and distribution network being created, the opportunity exists to create a strong bio-pharmaceutical group in China.

I now invite Mr Neil Leggett, Agenix Chief Executive Officer and Managing Director, to provide a detailed report on the SHRG acquisition and other developments within Agenix.

END

AGENIX

AGENIX

Agenix Extraordinary General Meeting
17 April 2007

Shareholder Update

Neil Leggett
CEO and Managing Director

The Agenix Business 16 Months Ago


Agenix Ltd
100%
Agen Biomedical Ltd
100%
Molecular Imaging
ThromboView®
D-dimer blood clot imaging
DiagnosticTests
Human Health
D-dimer
blood clotting tests
Animal Health
Feline & Canine
infectious diseases

Transformational Actions in past 15 months

AGENIX

- Sale of loss-making Animal Health business.
- Sale of non-core Human Health diagnostic test businesses.
- Company in a far healthier cash position.
- ThromboView® emphasis on partner-relevant PE (Pulmonary Embolism) trials.
- Acquisition of Chinese bio-pharmaceutical business and GMP manufacturing facility establishes an additional growth platform.

Transformation details (1)

AGENIX

- 17 March 2006: Share placement of $3.0 million at $0.22 per share.
- 7 April 2006: Assignment of intellectual property and granting of distribution rights for the loss-making Animal Health diagnostic test business to US company IDEXX Laboratories, realising $10.0 million when all operational transfer milestones are completed ($7.5 million received to date).
- 26 June 2006: Sale and leaseback of our Brisbane, Australia properties, with a sale price of $5.15 million.
- 25 July 2006: Financial result for the year ended 30 June 2006 was a substantially reduced loss of ($3.7M) compared to ($13.6M) the previous year.

Transformation details (2)

AGENIX

- 16 November 2006: Sale of Human Health laboratory-based products for $3.5 million.
- 14 February 2007: Agenix to acquire SHRG bio-pharmaceutical group in Shanghai, China for $16.5 million.
- 5 March 2007: Sale of Human Health point-of-care products for $3.9 million.

The Agenix Business Today



Agenix Ltd
Agen Biomedical Ltd
Agenix Bio-Pharmaceutical (Shanghai) Co., Ltd
Protein Therapeutic/ Monoclonal Antibody Development (including ThromboView ®)
SHRG
YSY

AGEN BIOMEDICAL

Agen Biomedical Facility – Brisbane, Australia

AGENIX






ThromboView®

- Images venous clots in both Legs and Lungs

DVT



TV-03A
ROYAL BRISBANE HOSPITAL

PE



Sup
R
L
73
Inf
184%

Recent ThromboView® milestones

AGENIX

- 1 March 2006: Successful Phase Ib Pulmonary Embolism clinical trial of 14 patients in Australia, with better than expected sensitivity compared to CTPA (computed tomography pulmonary angiography).
- 20 June 2006: Completion of interim analysis for the Phase II Deep Vein Thrombosis clinical trial in the United States and Canada which supported the advance of the programme.
- 10 August 2006: Granting of patents for ThromboView® technology in the United States and Singapore. The patents granted expire on and after 26 June 2022.
- 31 August 2006: Collaboration with Australian Nuclear Science and Technology Organisation into development of a PET-labelled clot imaging product.
- 26 October 2006: ThromboView® wins prestigious Best Poster Award for PE data at international conference.
- 13 February 2007: ThromboView® Phase II DVT trial of 91 patients reports strong efficacy.

The ThromboView® Financial Opportunity

AGENIX

- Potential partners are primarily looking for a PE diagnostic tool given lack of sensitivity of CTPA in certain patient groups and growing concern over CTPA radiation dose.

- ThromboView® has the potential to be a key tool for the detection of PE and for the detection of difficult to diagnose DVTs.

- Based on a market share for PE reaching 16% we estimate the end-user revenue for PE alone to be US$269 million *in the US alone,* rising to US$430 million *globally.*

- Taking into account DVT, for which we are expecting to gain a 4% market share,ThromboView® is expected to generate end-user sales of well over US$550 million annually at its peak.

Where we will get 16% of PE patients ?

AGENIX

* Patients who require a legs and lungs concurrent scan with acceptable radiation dose.

* First-line in patients with moderate-high clinical suspicion with renal insufficiency (eg. elderly, diabetic patients) and where there is underlying lung pathology.

* First-line in women with moderate-high clinical suspicion and where there is underlying lung pathology.

* Confirmatory diagnostic where CTPA delivers an ambiguous result (this occurs, for example, where patients are too ill to hold their breath, or obesity).

Where we will get 4% of DVT patients ?

AGENIX

* First-line in patients with a prior history of venous thromboembolism.

* First-line in suspected DVT patients where compression ultrasound is technically difficult.

* Confirmatory imaging diagnostic in DVT patients in whom compression ultrasound provides an ambiguous result, particularly if there is discordance with the clinical assessment.

AGENIX BIO-PHARMACEUTICAL (SHANGHAI) CO., LTD

Agenix Bio-Pharmaceutical (Shanghai) will acquire Shanghai Rui Guang Bio-Pharma Development (“SHRG”)

AGENIX

- Agenix will pay RMB100 million (A$16.5 million) to acquire 100% of SHRG.
- A$8.1 million in cash will be paid in mid-April after Agenix shareholder approval.
- A$8.4 million are expected to be paid over the next 2 to 3 years by issuing shares in Agenix when performance milestones are met.

Agenix (Shanghai) Manufacturing Facility in Pudong (Shanghai), China

AGENIX






04/07/2005


04/07/2005


04/07/2005

SHRG Bio-Pharma Development Core Competencies

AGENIX

- Recognised leader in China in development of anti-viral drugs for the Asian market.
- Developer of anti-tumor drugs for the Asian market.
- Formal collaboration with major medical university in Shanghai.
- GMP manufacturing facility with capacity for 50 million tablets.
- Highly skilled staff and advisers.

The Strategy Behind the China Deal

AGENIX

- ThromboView® has enormous potential and we have obtained strong results in clinical trials to date – the objective is to repeat the excellent result achieved in the Phase Ib PE trial but with a larger number of patients in a Phase II PE trial.

- The Board sought nearer term revenue and profit from a late stage product opportunity. SHRG provides that, as well as provides Agenix with an additional growth platform.

Independent Valuation of Acquisition

AGENIX

- Valuation of SHRG at RMB338.5 million (approximately A$56.4 million) includes HBV drug and manufacturing facility (*excludes* product pipeline).
- Valuer: Sallmans, part of the international ATIS REAL Weatheralls Group.
- Basis of valuation: Market value basis

A Platform on which to create a Bio-Pharmaceutical force in China

AGENIX

- Not only does the SHRG acquisition offer early revenue and profit from the launch of its China patented hepatitis B virus (HBV) drug, but it provides:
  - An outstanding existing product development pipeline for China and potentially other Asian countries.
  - An ongoing collaboration with leading research and medical institutions which could provide additional opportunities.
  - A manufacturing facility with unused capacity even when the HBV drug is at maximum production volume.
  - The formation of a distribution network through which other products could be sold.

- Agenix intends to aggressively seek additional late stage near-revenue producing products in development to add onto this platform.

Key Agenix (Shanghai) Management Team Members and Co-Founders of SHRG

AGENIX

- Zhang, Zheng (Jonathan), CEO
  - Responsible for all new drug R&D at SHRG Bio-Pharma.
  - Significant international pharmaceutical R&D experience in senior management roles for Sandoz, Ethical, Kendle and Pfizer.
  - Degree in Biology from Fairleigh Dickinson University, NJ.

- Wang, YuangZhang (Richard), Chief Operating Officer
  - In charge of regulatory and governmental affairs (SFDA)
  - Previously, Deputy General Manager of Medical Service Center, affiliated with the Shanghai Ruijin Hospital.
  - Completed advanced studies Department of Microbiology, Nanjing Medical College.

Agenix (Shanghai) Advisory Board

AGENIX

- Professor Min-De Zeng

  MD, Professor Ren Ji Hospital, President Shanghai Hepatology Assoc, President Liver Disease Assoc, Committee Member Drug Evaluation SFDA, Director Hepatology Shanghai Institute of Digestive Disease

- Hua, YuDa, Chief Executive Officer

  Chairman, Shanghai Venture Capital Co., with RMB 600M funds under management and family of 16 venture capital companies.

  Established Shanghai's first VC company in 1992.

  President, Shanghai Investment Professional Association and formerly director of the Shanghai Science Committee.

- Professor YuangYing Jiang

  Dean of School of Pharmacology Shanghai Medical University

- Professor JinDe Yu

  Deputy Director, RuiJIn Hospital

- Professor Xiang Gao

  Director of Office of technology Transfer, Shanghai Institute of Biological Science, Chinese Academy of Science

Affiliated Organizations

AGENiX



Ruijin Hospital, Shanghai
(Clinical Trials, Pathology)
Pharmacy, No.2 Military Medical University, Shanghai
(Preclinical, R&D)
SHRG
(IP, product development and primary distribution)
YSY
(Manufacturing capacity of 50M tablets per annum)
Sinopharm
(Secondary distribution to over 6,000 hospitals)

China Hepatitis B Market

- China has 130M HBV carriers and 30M patients
- 34% of all global Chronic HBV patients reside in China
- There are 2-3M new patients diagnosed annually
- High morbidity and mortality – one of the top 3 infectious diseases in China
- 35% of chronic HBV patients die of cirrhosis or liver cancer
- Serious and growing problem, clear unmet medical need


Partially double-stranded DNA
Nucleocapsid
M
L
S
Envelope glycoproteins
Envelope

Intellectual Property

AGENiX

- 3 National Patents
  - Patent number：ZL02151028.8 issue date：Mar 17,2004
    Invention: *preparation method and application of ADV crystal*
  - Patent number：ZL02151031.8 issue date: Feb 25,2004
    Invention: *preparation method of ADV*
  - Patent number：ZL02151032.6 issue date: Mar 17 2004
    Invention: *preparation method and application of ADV crystal*

HBV Drug Progress and Awards

AGENiX

Progress

- Completed phase I, II and III clinical trials
- Filed for New Drug Registration
- First proprietary chemical category I new drug developed in Shanghai
- Government funding and support from National Science and Technology Ministry (863 Plan)

Awards

- 2005 – Shanghai high-novo- technology realization project (Category A)
- 2004 – Special project of '863 Plan' - National 10th Five-Year plan key science and technology breakthrough by National Science and Technology Ministry
- 2003 – "Biopharma science and technology breakthrough project" by Shanghai Science Committee
- 2002 – "Special project of patent technology secondary development" by Shanghai Science Committee

CHB Patient by Population

- 30,000,000 CHB patient in China
- Only <u>0.86%</u> (256,000) of CHB patients are nucleotide users



Units,000
29,477
(99%)
256
(1%)
173,455
(69%)
26,425
(10%)
11,310
(4%)
44,670
(17%)
Other
Nucleotide Analog User
Nucleotide Analog
(Targeted Patients)
Heptodin
CHB patients
Hepsera
Patients with resistance to lamivudine and new diagnosed patients
Baraclude
Mainly new diagnosed patients with high incomes
DiaDing
New diagnosed patients and patients with resistance to lamivudine

Source:IMSdatalast12months

Anti-Viral Therapeutic Drug Market

Total segment Market Growth Rate: +7.2%


61.0%
24.3%
4.9%
3.9%
6.1%

		Growth Rate 2006
Heptodin	Lamivudine	3.5%
Hepsera	Adefovir Dipivoxil	225.5%
Baraclude	Entecavir	N/A
Daidin	Adefovir Dipivoxil	178.8%
Others		

Source: IMS06Q2, 16cities.

CHB Patients Breakdown by Incomes

AGENIX

Brand (Daily Cost)

AntiHBV drugs market segmentation according to patient income


Baraclude (39Yuan)
Heptodine (16Yuan)
Hepsera (21Yuan)
Daiding (16Yuan)
YouHeDing (15Yuan)
0.17M
2.23M
27.60M
Income >RMB 3,000/month
Can afford >RMB 30/day treatment
Income RMB 1,001-3,000/month
Can afford RMB 10-30/day treatment
Income <RMB 1,000
Cannot afford >RMB 10/day treatment

Patient Allocation 2007

Units ,000


2,002
86.3%
170
7.3%
43
1.9%
28
1.2%
57
2.4%
19
0.8%
Heptodin
Hepsera
Baraclude
Daiding
YouHeDing
Others

By capturing only 0.8% of patients with income RMB 1,001-3,000 / month SHRG can hit sales target in 2007

HBV Drug – Competitive Advantages

AGENIX

- **Proprietary synthetic process**
  - Adefovir Dipivoxil ("ADV") crystallization with absolute ethanol
  - New pattern of drug crystal
  - Patented 5-step synthesis process
  - Improved impurity of raw ADV ($\leqslant$1.6%)
  - Improved harvest rate (raw material) with catalysts including bromide and/or iodine (15% vs. 5-8%)

- **Clinically superior ADV**
  - Strong inhibition of HBV DNA showing a >2log drop
  - Effectiveness to inhibit HBV-DNA ($P<0.01$) at week 48 is 85%
  - % HBV-DNA turn-negative ($P<0.01$) at week 48 is 35%
  - ALT levels dropped >50%

SHRG Product Pipeline Strategy


SHRG R&D Plan
R&D platform in collaboration with Ruijin Hospital and No. 2 Military Medical University
Continuously optimize and develop other nucleotide drugs based on technical strength in nucleotide products.
Develop new generation anti-HBV drugs with our current anti-hepatitis B drug research platform.
Expand R&D to other anti-viral drugs, i.e., anti-HIV drugs, anti-flu drugs, etc.

SHRG's Product Pipeline

AGENIX

Product	Type Drug	Stage of Development	Initiate Ph. I Trails	File New Drug Reg w/SFDA	Market Product Launch
Anti-HBV drug	Adefovir Dipivoxil	Imminent Approval for Market Launch	2003	2005	2007
Anti-HBV drug (new generation)	L-nucleotide	Pre-clinical	2008	2009 / 2010	2010
Anti-liver cancer drug candidate	Acyclic nucleotide	Pre-clinical	2008	2011	2011
Anti-colon cancer drug candidate	Acyclic nucleotide	Pre-clinical	2008	2011	2011
Anti-HIV drug candidate	Natural product integrase inhibitor	Pre-clinical	2008	2011	2011
Anti-flu/avian flu	Neuraminidase inhibitor	Pre-clinical	TBD	TBD	TBD

Agenix Cash Snapshot

AGENIX

- $6M Cash in bank as at 31 March, 2007
- Further $5.5M to be received from business sale transactions previously announced (IDEXX $2.5M, ADI $1.0M, BBI $2.0M).
- The company has no bank debt.
- Forecast ThromboView® expenditure in next 12 months is $3.0M (ThromboView material manufacturing cost $0.6M, Phase II PE clinical trial cost is $2.0M, other $0.4M).
- SHRG acquisition to be fully funded from existing cash resources and the first placement of A$3.5 million.
- HHBV drug market launch is to be fully funded by the current rights issue.
- SHRG product pipeline development and other working capital requirements are to be funded by the placement just approved by shareholders.

Capital Raising

AGENIX

- Agenix will seek funds from either equity or debt issues to raise up to A$20M :
  - The cash acquisition cost of SHRG — A$8M
  - The sales launch costs of the anti-HBV drug — A$7M
  - Accelerate product pipeline development and related working capital (to be confirmed) — A$5M
  - **Total: A$20M**

- Capital raising structure for A$20M will include:
  - A placement to sophisticated investors at $0.11 per share under the "15% rule" prior to the EGM — A$3.5M Completed
  - A 1:4 rights issue @$0.11 post EGM — A$6.7M (Underwriter (appointed
  - A second placement in the form of equity and/or convertible debt (price to be determined) — A$10.0M
  - **Total: A$20.2M**

AGENIX

17 April 2007

RESULTS OF THE EXTRAORDINARY GENERAL MEETING
AGENIX SHAREHOLDERS OVERWHELMINGLY SUPPORT SHRG ACQUISITION

All resolutions put to shareholders at the Extraordinary General Meeting held today were passed and the following information is provided in accordance with Section 251AA(2) of the Corporations Act:

Resolution 1 *Approval of the SHRG Acquisition and change in scale*

Passed as an ordinary resolution on a show of hands.

Resolution 2 *Approval for the issue of securities exceeding 15% of the Company's issued capital*

Passed as an ordinary resolution on a show of hands.

Resolution 3 *Grant of options to the senior management team*

A letter was sent to shareholders on 10 April 2007 advising the withdrawal of this resolution.

Resolution 4 *Increase in non-executive Directors' fees*

Passed as an ordinary resolution on a show of hands.

Resolution 5 *Repeal and adoption of a replacement constitution*

Passed as a special resolution on a show of hands.

The valid proxy votes received by Agenix Limited for the resolutions were:

Resolution	For	Against	Open	Abstain
1	74,451,698	605,156	3,292,367	319,362
2	73,720,476	1,356,690	3,273,217	318,200
3	N/A	N/A	N/A	N/A
4	48,911,571	21,691,825	3,231,517	3,216,613
5	65,458,809	995,473	3,373,854	8,840,447

END

For more information, please contact:

Mr Tony Finn
Joint Company Secretary
Agenix Limited
Ph: 61 7 3370 6396

END